Exhibit 99.1

QIWI Announces Results of 2023 Annual General Meeting

NICOSIA, CYPRUS – June 6, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that all resolutions proposed at the 2023 Annual General Meeting of Shareholders (the “AGM”) held on Monday, June 5, 2023, have been approved.

The matters to be voted upon were notified to the shareholders on record and, through the Depositary, to all registered holders of American Depositary Shares (“ADSs”) who were holding the ADSs on a record date determined by the Depositary. The total number of Class A shares eligible to vote at the AGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The final voting results of matters put to vote at the AGM of the Company were as follows:

•	Adoption of the Company’s audited financial statements for the 2022 financial year

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To adopt the audited consolidated financial statements of the Company for the 2022 financial year	105,502,688	28,586	23
To adopt the audited standalone financial statements of the Company for the 2022 financial year	105,502,689	28,585	23

•	Re-appointment of KPMG as the Company’s Auditor and authorization of the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To re-appoint KPMG as the Company’s Auditor	105,524,808	6,475	14
To authorize the Board of Directors of the Company to fix the Auditors’ remuneration at its discretion	105,524,629	6,475	193

•	Election of Directors to the Board of Directors of the Company

The Company announced three re-appointments and four new appointments to its Board of Directors:

✓	Mr. Alexey Blagirev, Mr. Alexey Ivanov, Mr. Alexey Solovyev, Mr. Lev Kroll were elected and appointed to the office of Independent Directors of the Company.

✓	Mr. Andrey Protopopov, Ms. Oxana Sirotinina, and Mr. Sergey Solonin were elected and appointed to the office of Elected Directors of the Company.

Brief description of the matter put to vote	Alexey Blagirev	Alexey Ivanov	Alexey Solovyev	Lev Kroll	Andrey Protopopov	Oxana Sirotinina	Sergey Solonin
To elect Independent Directors	105,652,512	105,472,460	105,472,460	105,517,308
To elect Elected Directors					105,104,581	105,048,750	104,685,227

•	Approval of the Directors’ remuneration

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the remuneration of the non-executive Directors of the Company	105,528,973	2,300	24
To approve no remuneration shall be fixed for executive Directors of the Company and the Directors, being direct representatives of the shareholder(-s), having a significant interest in the Company	105,529,387	1,887	23

•	Approval of amended and restated Article of Association of the Company.

Brief description of the matter put to vote	Votes For	Votes Against	Votes Abstained
To approve the amended and restated Article of Associations of the Company	104,774,936	756,317	44

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, a marked-up version of the Articles of Association, Final slate of nominations for the position of Directors of the Company, biographies of  Board Members and AGM voting results are also available on our website at https://investor.qiwi.com/governance/general-meetings/.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com